UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) November 15, 2010

ZOOM TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	**0-18672**	**51-0448969**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

HEADQUARTERS
Sanlitun SOHO, Building A, 11th Floor
No.8 Worker Stadium North Road
Chaoyang District, Beijing, China 100027

U.S. correspondence office:
c/o Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, NY 10017
(Address of principal executive offices including zip code)

(917) 609-0333
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement
Item 3.02. Unregistered Sales of Equity Securities.

On November 15, 2010, Zoom Technologies, Inc. (the "Company") consummated a transaction with certain accredited investors (the "Accredited Investors") pursuant to a Securities Purchase Agreement entered into by the Company and the Accredited Investors. Zoom sold 2,113,664 units at a price of $3.75 per unit. Each unit is comprised of one share of common stock of Zoom and three-quarters of one common stock purchase warrant. Each whole warrant (the ñWarrantsò) entitles the holder to purchase an additional common share at a price of $4.71 for a period of five years following the closing date.

Global Hunter Securities LLC acted as the lead placement agent in the transaction and Ladenburg Thalmann & Company Inc., a subsidiary of Ladenburg Thalmann Financial Services Inc., acted as co-placement agent. In connection with the private placement, Zoom paid placement agent fees of $416,128 to Global Hunter Securities LLC and $138,709 to Ladenburg Thalmann Financial Services Inc. Zoom also issued, as additional consideration, 31,705 and 10,568 common stock purchase warrants entitling the holder to acquire the same number of common shares of Zoom at a price of $4.71 per common share to Global Hunter Securities LLC and Ladenburg Thalmann Financial Services Inc., respectively.

The Company has agreed to register the shares of common stock issued and issuable upon exercise of the Warrants for resale with the Securities and Exchange Commission. The shares of common stock and Warrant were sold and issued to the Accredited Investors pursuant to Regulation D and Section 4(2) of the Securities Act of 1933, as amended, in a transaction not involving any public offering.

For further details, please see the Securities Purchase Agreement, Registration Rights Agreement, and Form of Warrants, which are attached hereto as exhibits.

Item 9.01. Financial Statements and Exhibits.

Set forth below is a list of Exhibits included as part of this Current Report.

10.1	Securities Purchase Agreement between the Company and certain accredited investors.
10.2	Form of Series G Warrant.
10.3	Registration Right Agreement, by and between the Company and certain accredited investors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZOOM TECHNOLOGIES, INC.

Date: November 17, 2010

By: /s/ Lei Gu

Lei Gu
Chief Executive Officer